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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46579

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transactiondrivers LLC DBA Kane & Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Manning Avenue
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kane	(310)-441-5263	michaelkane@kaneco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATIO

INDEPENDENT PUBLIC ACCOUNTANT whose reports are containea i

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transactiondrivers LLC DBA Kane & Company, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner

see attached

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____

2 ____

3 ____

4 ____

5 ____

6 ____

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 10th day of February, 2023, by
Date *Month* *Year*
(1) Michael Kane
(and (2) ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CESAR TRUJILLO
Notary Public - California
Los Angeles County
Commission # 2286506
My Comm. Expires Apr 26, 2023

Signature ______________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________

TransactionDrivers LLC dba Kane & Company Report-Public
Pursuant to Rule 17a-5 (d) Financial Statements
For the Year Ended December 31, 2022

FOR PUBLIC INSPECTION

TransactionDrivers LLC dba Kane & Company

Year Ended December 31, 2022

Content

FOR PUBLIC INSPECTION

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Transactiondrivers LLC DBA Kane & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transactiondrivers LLC DBA Kane & Company as of December 31, 2022, the related statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Transactiondrivers LLC DBA Kane & Company as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Transactiondrivers LLC DBA Kane & Company's management. Our responsibility is to express an opinion on Transactiondrivers LLC DBA Kane & Company financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Transactiondrivers LLC DBA Kane & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Transactiondrivers LLC DBA Kane & Company financial statements. The supplemental information is the responsibility of Transactiondrivers LLC DBA Kane & Company management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Transactiondrivers LLC DBA Kane & Company's auditor since 2022.

Sugar Land, Texas

February 10, 2023

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash		$	280,138
Other Current Asset			413
Furniture and Equipment			
Furniture and fixtures	$ 7,880		
Office equipment	76,349		
	84,229		
Accumulated depreciation	(15,788)		
Net furniture and equipment			68,441
Total assets		$	348,992

LIABILITIES AND MEMBERS' EQUITY

Liabilities			
Accounts payable	20,037		
Total Liabilities		$	20,037
Members' equity			328,955
Total liabilities and members' equity		$	348,992

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company was formed under the laws of the State of California maintaining an office in Los Angeles, California.

The Company's revenues consist of fees for advisory services for mergers and acquisitions, and other strategic financial transactions, and financial operating consulting to build or preserve equity value unrelated to securities business and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Revenue Recognition

Advisory services are provided by the Company to assist clients in planning, preparation and execution of strategic financial transactions, including mergers and acquisitions, strategic partnerships, long term financing and balance sheet restructuring. The Company receives success fees for these types of financial advisory investment banking services. The Success Fees are received in accordance with the terms of the agreement and earned upon success.

Consulting is offered to assist companies to realize improved financial operating performance to increase realizable value in any equity transaction. Consulting fees are invoiced on a weekly or monthly basis in accordance with terms of agreements with the client and are recognized in the period billed, which corresponds to the Company's completion of its performance obligations. Consulting fees totaled $179,000 for the year ended December 31, 2022.

Retainer fees secure the Company's commitment to a client project of any kind, are paid in advance of the provision of services and are recognized upon receipt as Unearned revenues. Upon completion of any related performance obligations, or disengagement, pursuant to agreement unearned revenues are credited to revenues. For the year ended December 31, 2022, the Company credited to revenues unearned revenue of $16,000 because the performance obligations required under the engagement were completed.

Reimbursed expenses are recognized when billed as stipulated in the respective agreements. In all cases, revenue recognition is subject to satisfying realization criteria. The Company credited to revenues reimbursed expenses of $708 as performance obligations were satisfied.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Furniture and Equipment

Furniture and equipment is depreciated using the straight-line method over useful lives of generally five years, and as of December 31, 2022 recorded an undepreciated balance of $68,441. The depreciation expense amounts to $7,830 at December 31, 2022.

INCOME TAXES

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the members and taxed depending on their personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years, respectively, after being filed.

LEASES

The Company has no arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2022.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found requiring recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2022, the net capital was $260,100 which exceeded the required minimum capital by $255,100. The aggregate indebtedness to net capital ratio was 0.08 to 1, which is less than the 15 to 1 maximum allowed.

(4) RELATED PARTY TRANSACTIONS

In 2022, the Company engaged Manning Financial, Inc. for monthly administration (ministerial), bookkeeping, vendor screening, web development project management, human resource and promotional services. Manning Financial, Inc. is owned by a Member of the Company. During the year ended December 31, 2022, the Company paid $110,000 for these services, included in

professional fees on the statement of operations. Members provide the Company's office space at no cost and have formally waived reimbursement. It is possible that the scope and terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

(5) INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. The Company files its tax returns using the cash method of accounting. As of December 31, 2022, the Company recorded the California minimum tax of $800 and the California LLC fee of $900.

(6) ACCOUNTS RECEIVABLE

Accounts receivable are fees billed but not yet received and are recorded at net realizable value. Should any amounts become uncollectible, these would be charged to operations when that determination is made. At December 31, 2022, the Company had no accounts receivable.

(7) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company, and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(8) EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan, SEP IRA plan and a cash balance defined benefit plan ("Plan") for eligible employees.

401(k) Profit Sharing Plan

The 401k covers Members and substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401k, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the 401k. The Company was also not required to and did not contribute to this plan for the year ended December 31, 2022.

Simplified Employee Pension (SEP) Plan

The Company had also established a simplified employee pension plan for all eligible employees if they are at least 21 years of age, worked for the Company for at least three of the immediately preceding five calendar years and has received at least the minimum compensation of $650 in the calendar year. For the year ended December 31, 2022, the Company made no contribution to the plan.

Defined Benefit Pension Plan

The Plan was established on January 1, 2018. To participate in the Plan, an employee must have completed at least two years of service and have attained the age of twenty-one years. Specifically excluded from the Plan are all employees except those not excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer which constitutes US source income, and leased employees. Each year, the Plan contributes amounts as determined by current regulations as well as plan provisions and actuarial assumptions. This provision is only limited by Internal Revenue Code Section 401(a)(17). The Company makes contributions to the Plan up to the amounts allowed under the Internal Revenue Code. A Member is the trustee of Plan assets. The trustee has the sole discretion to invest Plan assets. The Company does not reflect the overfunded status of the Plan as a company asset as they have no intention to utilize such funds for company purposes. The Company expenses payments as made but there were no contributions necessary for the year ended December 31, 2022.

(8) EMPLOYEE BENEFIT PLANS, continued

The annual measurement date is December 31 for the Plan benefits. The following table provides estimated information, in absence of the actuarial report not available until June or July of 2023, about the benefit obligation, plan assets, and the funded status of the Plan benefits as of December 31, 2022.

Projected benefit obligation at December 31, 2022	$ (961,813)	Funding Target
Fair value of plan assets at December 31, 2022	1,005,139	
Funded status (overfunded)	$ 43,327	
Accumulated benefit obligation at December 31, 2022	$ 961,813	
Employer contributions from inception through 2020	$ 1,135,000	
Participant contributions	$ 0	
Benefits paid	$ 0	
Net periodic pension cost for the fiscal year service cost	$ 0	

Pre and post retirement discount rate	5.0%

The Plan's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. The Plan's investment strategy is designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure Plan assets are invested with the intent to protect assets and provide long-term growth. By protecting Plan assets and providing long term growth, the Plan aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments.

The overall investment strategy is to achieve diversification through a balance of growth equities, and ETFs in the near term, shifting in the longer term to income mutual funds, fixed income bonds/Treasury bills, and private debt funds.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2022

(8) EMPLOYEE BENEFIT PLANS, continued

The fair values of the Plan assets at December 31, 2022, by asset category are as follows:

Fair Value Measurements at December 31, 2022, by asset category

Asset Category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)
Cash, BDP & MMFs	$ 14,707	$ 14,707	$ 0
Govt. Securities	431,068	431,068	
Large Cap Equities	355,085	355,085	0
Alternatives	204,280	204,280	0
Total	**$1,005,140**	**$1,005,140**	**$ 0**

(9) CONTINGENCIES

The Company maintains bank accounts at commercial financial institutions. The accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2022, cash balances held in financial institutions exceeded the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

(10) Revenue Concentration

For the year ended December 31, 2022, one client accounted for 100% of total revenue. Revenue concentration is typical relative to the Company's multi-decade operating history of immersive focus on individual corporate clients.

KANE & COMPANY

Investment Bankers

The Independent Underwriter™

Michael W. Kane, Ph.D., J.D.
Managing Partner

February 10, 2023

Securities and Exchange Commission
Division of Market Regulation
100 F Street, N.E.
Washington, D.C. 20549

MAIL STOP 8031 ***ATTENTION: Additional Copy for PUBLIC Inspection***

Ladies and Gentlemen:

RE: Transactiondrivers LLC dba Kane & Company
SEC File # 8-46579
BD CRD # 35213

Enclosed please find two (2) copies of the audited financial statements for Transactiondrivers LLC dba Kane & Company for the year ended December 31, 2022.

Please note that one (1) copy is for SEC examination purposes and for which *CONFIDENTIAL TREATMENT is REQUESTED – as MARKED.*

The second copy is is available for *PUBLIC INSPECTION, and is SO MARKED.*

Respectfully,

TransactionDrivers LLC dba Kane & Company

Michael W. Kane
Managing Partner

1000 MANNING AVENUE, LOS ANGELES CALIFORNIA 90024
310 441-5263 MichaelKane@KaneCo.com
MEMBER FINRA and SIPC